Exhibit 99.1

ESSA Pharma Announces Pricing of Public Offering of Common Shares

VANCOUVER, BC and HOUSTON, July 28, 2020 /CNW/ - ESSA Pharma Inc. ("ESSA", or the "Company") (Nasdaq: EPIX) (TSX-V: EPI), a clinical-stage pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today announced the pricing of an underwritten public offering of 7,100,000 common shares at a public offering price of US$6.00 per share, before underwriting discounts, for an aggregate offering of approximately US$42.6 million (the "Offering"). ESSA has granted the underwriters a 30-day option to purchase, in whole or in part, up to an additional 1,065,000 shares of its common shares (the "Option"). The proceeds to ESSA from the Offering are expected to be approximately US$39.0 million after deducting underwriting discounts and commissions and other estimated offering expenses but excluding any exercise of the Option. ESSA intends to use the net proceeds of the Offering for pre-clinical and clinical activities, chemistry, manufacturing and controls, research and development, as well as working capital and general corporate purposes. All common shares to be sold in the Offering will be offered by ESSA.

Jefferies is acting as sole book-running manager for the Offering. Oppenheimer & Co. is acting as lead manager for the Offering and Bloom Burton Securities Inc. is acting as co-manager for the Offering.

The securities described above are being offered by ESSA in the United States pursuant to a shelf registration statement on Form F-3 (File No. 333-225969) that was previously filed by ESSA with the Securities and Exchange Commission (the "SEC") and became effective on July 17, 2018 and in Canada pursuant to ESSA's Canadian short form base shelf prospectus (the "Canadian Base Shelf Prospectus") dated July 12, 2018 that was previously filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario.

A preliminary prospectus supplement related to the Offering was filed with the SEC on July 28, 2020 and is available on the SEC's website at http://www.sec.gov and a final prospectus supplement related to the Offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov. A preliminary prospectus supplement to ESSA's Canadian Base Shelf Prospectus was also filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario on July 28, 2020 and is available at http://www.sedar.com and a final prospectus related to the Offering will be filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario and will be available at http://www.sedar.com. Copies of the final prospectus supplements related to the Offering and the accompanying prospectuses can be obtained by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by e-mail at prospectus_department@jefferies.com or by telephone at (877) 547-6340.

The Company has applied to list the common shares sold under the Offering on the Nasdaq Capital Market ("Nasdaq") and TSX Venture Exchange ("TSX-V"). The Offering is expected to close on or about July 31, 2020, subject to customary closing conditions, including Nasdaq and TSX-V approvals.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ESSA Pharma Inc.
ESSA is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer in patients whose disease is progressing despite treatment with current therapies. The Company filed an IND with the U.S. Food and Drug Administration for EPI-7386 in the first calendar quarter of 2020 and clearance was received April 30,2020. A Clinical Trial Application was filed with Health Canada in April 2020.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding our expectations of the Offering, the exercise of the Option, the closing of the Offering and the receipt of the approval of Nasdaq and the TSX-V, the anticipated use of proceeds from the Offering, and other information that is not historical information.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; (iv) general business, market and economic conditions; and (v) the satisfaction of customary closing conditions related to the proposed Offering.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 19, 2019 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, and on ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR and EDGAR profiles. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

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SOURCE ESSA Pharma Inc

View original content: http://www.newswire.ca/en/releases/archive/July2020/28/c7441.html

%CIK: 0001633932

For further information: Company Contact: David Wood, Chief Financial Officer, ESSA Pharma Inc., Contact: (778) 331-0962, Email: dwood@essapharma.com; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Contact: (617) 221-8006, Email: alada@SoleburyTrout.com

CO: ESSA Pharma Inc

CNW 21:18e 28-JUL-20